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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                  SCHEDULE 13G
                                 (Rule 13d-102)



             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)

                               (AMENDMENT NO. 6)*


                      Applied Science and Technology, Inc.
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                                (Name of Issuer)

                          Common Stock, $.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   038236 10 5
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                                 (CUSIP Number)

                                December 31, 1999
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             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      [ ]  Rule 13d-1(b)

      [ ]  Rule 13d-1(c)

      [X]  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 6 pages
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---------------------                                          -----------------
CUSIP NO. 038236 10 5             SCHEDULE 13G                 PAGE 2 OF 7 PAGES
---------------------                                          -----------------

===============================================================================
      NAMES OF REPORTING PERSONS.
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

      Richard S. Post, Ph.D.

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      United States

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            665,401 shares (which includes 121,299
                          shares of Common Stock underlying stock
      SHARES              options which are exercisable within
                          sixty (60) days of January 31, 2000).
   BENEFICIALLY    -----------------------------------------------------------
                          SHARED VOTING POWER
     OWNED BY        6
                          -0-
       EACH
                   -----------------------------------------------------------
    REPORTING             SOLE DISPOSITIVE POWER
                     7
      PERSON              665,401 shares (which includes 121,299
                          shares of Common Stock underlying stock
       WITH               options which are exercisable within
                          sixty (60) days of January 31, 2000).
                   -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
                     8
                          -0-

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      665,401 shares (which includes 121,299 shares of Common Stock underlying stock options which are exercisable within sixty (60) days of January 31, 2000).

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      5.6% (based on 11,705,345 shares outstanding as of January 31, 2000).

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      IN

================================================================================
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                               Page 2 of 6 pages
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Item 1(a).  Name of Issuer:
            ---------------

Applied Science and Technology, Inc.


Item 1(b).  Address of Issuer's Principal Executive Offices:
            ------------------------------------------------

35 Cabot Road, Woburn, MA   01801


Item 2(a).  Name of Person Filing:
            ----------------------

Richard S. Post, Ph.D.


Item 2(b).  Address of Principal Business Office or, if None, Residence:
            ------------------------------------------------------------

35 Cabot Road, Woburn, MA   01801


Item 2(c).  Citizenship:
            ------------

United States


Item 2(d).  Title of Class of Securities:
            -----------------------------

Common Stock, $.01 par value


Item 2(e).      CUSIP Number:
                -------------
038236 10 5


Item 3.  If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or
         --------------------------------------------------------------------
         (c), Check Whether the Person Filing is a:
         ------------------------------------------

         (a) [ ] Broker or dealer registered under Section 15 of the Exchange Act.

         (b)  [ ] Bank as defined in Section 3(a)(6) of the Exchange Act.

         (c) [ ] Insurance company as defined in Section 3(a)(19) of the Exchange Act.

         (d) [ ] Investment company registered under Section 8 of the Investment Company Act.


                               Page 3 of 6 pages

         (e)  [ ] An investment adviser in accordance with Rule
                  13d-1(b)(1)(ii)(E).

         (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

         (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

         (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

         (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

         (j)  [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

     If this statement is filed pursuant to Rule 13d-1(c), check this box.  [ ]


Item 4.  Ownership
         ---------

     (a) Amount beneficially owned: 665,401 shares (which includes 121,299 shares of Common Stock underlying stock options which are exercisable within sixty (60) days of January 31, 2000).

     (b) Percent of class: 5.6% (based on 11,705,345 shares outstanding as of January 31, 2000).

     (c) Number of shares as to which such person has:

          (i) sole power to vote or to direct the vote: 665,401 shares (which includes 121,299 shares of Common Stock underlying stock options which are exercisable within sixty (60) days of January 31, 2000).


          (ii) shared power to vote or to direct the vote: -0-

          (iii) sole power to dispose or to direct the disposition of: 665,401 shares (which includes 121,299 shares of Common Stock underlying stock options which are exercisable within sixty (60) days of January 31, 2000).

          (iv) shared power to dispose or to direct the disposition of: - 0-



                               Page 4 of 6 pages

Item 5.  Ownership of Five Percent or Less of a Class
         --------------------------------------------

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Not Applicable.


Item 6.  Ownership of More than Five Percent on Behalf of Another Person
         ---------------------------------------------------------------

Not Applicable.


Item 7.  Identification and Classification of the Subsidiary Which Acquired the
         ----------------------------------------------------------------------
         Security Being Reported on by the Parent Holding Company
         --------------------------------------------------------

Not Applicable.


Item 8.  Identification and Classification of Members of the Group
         ---------------------------------------------------------

Not Applicable.


Item 9.  Notice of Dissolution of Group
         ------------------------------

Not Applicable.


Item 10. Certification
         -------------

Not Applicable.


                               Page 5 of 6 pages
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                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        RICHARD S. POST, PH.D.



Date:  February 11, 2000                By: /s/ Richard S. Post, Ph.D.
                                            --------------------------
                                            Richard S. Post, Ph.D.
                                            President






                               Page 6 of 6 pages